Mail Stop 4561
                                                           October 24, 2018

George Syllantavos
Co-Chief Executive Officer
Stellar Acquisition III Inc.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:    Stellar Acquisition III Inc.
              Amendment No. 3 to Registration Statement on Form S-4 Filed October 2, 2018
              File No. 333-224227

Dear Mr. Syllantavos:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. Exhibit 10.22 (Form of Warrant to Purchase Shares of Series F Preferred Stock and
       PhunCoin of Phunware, Inc.) to the registration statement provides that Phunware, Inc., a reporting company and not PhunCoin the subsidiary, will issue the PhunCoin upon the initial coin offering of the PhunCoins by Phunware. Throughout the registration statement, however, it is stated that PhunCoin, Inc., the wholly-owned subsidiary of
       Phunware, will issue the PhunCoins to holders of Phunware's Series F convertible preferred stock who received such shares pursuant to the Warrant. Additionally, in your response letter dated August 14, 2018, you stated that PhunCoin, Inc. will issue the
       PhunCoins. It therefore appears that the disclosure is inconsistent with the terms of the
       Warrant and that Phunware, rather than PhunCoin, Inc., is the issuer of the PhunCoin at the time the Warrant was entered into. Please revise your disclosure to state that the
 George Syllantavos
Stellar Acquisition III Inc.
October 24, 2018
Page 2


       Warrant providing for the PhunCoin will be issued by Phunware and explain how
       PhunCoin, Inc. could assume the obligation to issue the PhunCoins that were sold under the terms of the Warrant. In addition, please advise how the holders of the Series F convertible preferred stock have been advised that the PhunCoins will be issued by
       PhunCoin, Inc. rather than Phunware.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3673 with any other questions.

                                                          Sincerely,

                                                          /s/ Folake Ayoola

                                                          Folake Ayoola
                                                          Special Counsel
                                                          Office of Information
Technologies
                                                          and Services


cc:    Jeffrey W. Rubin
       Ellenoff Grossman & Schole LLP